SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

A. SCHULMAN, INC.
(Name of Subject Company (Issuer))
and
(Name of Filing Person, Offeror)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
808194104
(CUSIP Number of Class of Securities)

Robert A. Stefanko
Executive Vice President — Finance and Administration
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
J. Bret Treier
Vorys, Sater, Seymour and Pease LLP
106 S. Main Street, Suite 1100
330-208-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	______________________________	Filing Party:	______________________________
Form or Registration No.:	______________________________	Date Filed:	______________________________
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
99.1 Press Release dated October 24, 2005
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of A. Schulman common stock described in this announcement has not commenced. At the time the offer is commenced, A. Schulman will file a tender offer statement with the Securities and Exchange Commission (SEC). The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to A. Schulman’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov).
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A. Schulman, Inc.*
* Pursuant to general instruction D to Schedule TO, no signature is required.